02018783

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52951

SEC MAIL PROCESSING RECEIVED MAR 0 1 2002 WASH. D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

TheMuniCenter, L.L.C

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 Madison Avenue 4th Floor
(No. and Street)

New York (City) | New York (State) | 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Teresa O'Leary | (212) 208-9130 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) | New York (City) | New York (State) | 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 2 6 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

TheMuniCenter, L.L.C.

TABLE OF CONTENTS

AFFIRMATION

I, Teresa O'Leary, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to TheMuniCenter, L.L.C as of December 31, 2001 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Teresa O'Leary 2/25/2002

Signature Date

Teresa O'Leary
Chief Financial Officer

SWORN TO ME
BEFORE THIS
25th DAY OF Feb 19 2002

Notary Public

MAYRA FRANCESCHINI
Notary Public, State of New York
No. 24-5004679
Qualified in Richmond County
and New York County
Commission Expires 11-22-02

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
TheMuniCenter, L.L.C.

We have audited the accompanying statement of financial condition of TheMuniCenter, L.L.C. (the "Company") as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of TheMuniCenter, L.L.C. at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2002

TheMuniCenter, L.L.C.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 6,068,950
Receivables:	
Brokers and dealers	210,167
Members	115,402
Computer software and hardware (net of accumulated depreciation of $547,915)	17,506,706
Office facilities and equipment (net of accumulated depreciation of $5,126)	318,058
Other assets	89,324
TOTAL ASSETS	$ 24,308,607

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Payable to member	$ 84,543
Accounts payable and accrued liabilities	533,260
Total liabilities	617,803
MEMBER'S EQUITY:	
Contributed capital	32,400,000
Accumulated deficit	(8,709,196)
Total member's equity	23,690,804
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 24,308,607

See notes to statement of financial condition.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations – TheMuniCenter, L.L.C, ("TheMuniCenter" or the "Company") was formed on June 8, 2000 and became a U.S. registered broker/dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. in May 2001. The firm is also a member of the Municipal Securities Rulemaking Board, as well as the Securities Investor Protection Corporation.

TheMuniCenter is a Delaware limited liability company ("L.L.C.") whose sole member is TheDebtCenter, L.L.C. ("Parent"). The Parent is also a Delaware L.L.C., whose members are Merrill Lynch, Pierce, Fenner & Smith, Inc., MSDW Fixed Income Ventures, Inc., Salomon Brothers Holding Company Inc, LB I Group Inc., FSA Portfolio Management Inc. and Chapdelaine Electronic Brokerage LLC, (collectively, the "Members").

The Company operates a trading platform for the purpose of matching buyers and sellers in the fixed income securities market. The Company acts as principal in these transactions, simultaneously executing purchases and sales with each counterparty, providing complete anonymity to both the buyer and seller. All of the Company's purchases and sales of fixed income securities are cleared through a clearing broker/dealer. The participants who utilize this trading platform consist of broker/dealers and institutional investors.

To enhance liquidity on the TheMuniCenter trading system, certain Members have committed to providing minimum inventory amounts to TheMuniCenter for display on its electronic trading platform.

Use of Estimates – The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the statement of financial condition and related disclosures. Management believes that the estimates utilized in the preparation of this financial statement are prudent and reasonable. Actual results could differ from these estimates.

Cash and Cash Equivalents – The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Computer Software and Hardware – These assets are stated at cost less related accumulated depreciation. Computer software consists of purchased software, as well as internally developed software. Computer hardware is depreciated and purchased software is amortized on a straight-line basis over the estimated useful lives of the assets, generally not exceeding three years. Internally developed software is depreciated over five years.

Office Facilities and Equipment – This consists of fixed assets, which are carried at cost less related accumulated depreciation. Fixed assets are depreciated on a straight-line basis over three years.

Income Taxes – The Company is a single member L.L.C. and is therefore treated as a disregarded entity under federal income tax regulations. New York State and New York City recognize the federal entity classification of a single member L.L.C. as a disregarded entity and generally follow its resulting tax consequences. As such, no provision for federal, state, or local income taxes is required as its sole member is responsible for reporting the Company's income or loss under applicable income tax statutes and regulations.

2. COMMITMENTS

Operating Leases - The Company has entered into an obligation under an operating lease that will expire in 2007. Under this agreement, the Company was required to obtain a letter of credit. The Company therefore pledged $261,338 in order to obtain the letter of credit. At December 31, 2001, future minimum payments for this lease were as follows:

2002	$ 522,675
2003	522,675
2004	522,675
2005	522,675
2006 and thereafter	1,001,794
Total	$ 3,092,494

3. EMPLOYEE BENEFIT PLAN

All employees are eligible to participate in the Company's deferred compensation plan, SIMPLE IRA. Under a SIMPLE IRA, the employee can defer up to $6,500 each year and the Company must either match the employee's contribution up to 3% of his/her compensation or make a nonelective contribution equal to 2% of the employee's compensation.

4. RELATED PARTY TRANSACTIONS

The Company had a rental sub-lease arrangement with one of the Members, as well as a service agreement for bookkeeping services for the year. Balances related to these services are settled monthly.

Prior to June 2001, one of the Members maintained and supported a trading system that matched buyers and sellers of fixed income securities. When the Company received approval for its application to become a U.S. registered broker/dealer, this Member contributed the trading system to the Company. Pursuant to a formal agreement between the Members dated June 8, 2000, the Company received a licensing fee based upon transaction volume that occurred on the trading system prior to the contribution.

The Company clears all securities transactions through a broker/dealer affiliate of one of the Members and had a net receivable of $210,167 from the clearing firm.

5. MEMBER'S CAPITAL

During the year ended December 31, 2001, the Company received $17,400,000 in cash from certain Members through its Parent.

6. NET CAPITAL REQUIREMENTS

The Company is a registered broker/dealer and, accordingly, is subject to the minimum net capital requirements of the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. In its first year of operations, the Company's aggregate indebtedness, as defined, must not exceed 8 times net capital, as defined. Twelve months after the Company has commenced operations, its aggregate indebtedness will be required to not exceed 15 times net capital. At December 31, 2001, the Company's net capital and excess net capital were $5,274,669 and $5,351,894, respectively and its aggregate indebtedness was approximately 0.12 times its net capital.

******

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

February 25, 2001

TheMuniCenter, L.L.C.
540 Madison Avenue 4th Floor
New York, NY 10022

In planning and performing our audit of the financial statements of TheMuniCenter, L.L.C. (the "Company") for the year ended December 31, 2001 (on which we issued our report dated February 25, 2002), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

TheMuniCenter, L.L.C.
(S.E.C. I.D. No. 8-52951)

STATEMENT OF FINANCIAL CONDITION
AND
AS OF DECEMBER 31, 2001
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT